

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

Via e-mail
Dina Moskowitz
Chief Executive Officer
SaaSMAX, Inc.
7770 Regents Road, Suite 113-129
San Diego, California 92122

> **Re:** **SaaSMAX, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 15, 2011**
> **File No. 333-174403**

Dear Ms. Moskowitz:

We have reviewed your amended filing and the related response letter dated August 12, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 1, 2011.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We repeat prior comment 2. It is unclear how you have responded to this comment. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. See FASB ASC 105-10-65. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please ensure the appropriate references are updated in your filing. For example, we note you refer to SFAS No. 109 on page F-9.

2.   We note your expanded disclosures in response to prior comment 20. Please address the following items:

- Your response indicates that you determined you had sufficient cash reserves to execute your business plan through February 28, 2012. Please confirm that your assumptions as of this date did not include additional funding or revenues generated from operations.
- Please expand your disclosures, on page 5 to identify the factors present at June 30, 2011 that were not present at February 28, 2011 that would indicate that you may be unable to continue as a going concern.

- Your disclosure on page 5 indicates that at June 30, 2011, your cash balances may not be sufficient to fund your operations for the next 12 months. Please expand your disclosure to provide your anticipated timing of running out of cash without further funding.
- We note your disclosure on page 5 that you need to generate significant revenues to achieve profitable operations. Please expand your disclosure to indicate that you have not generated any revenues to date and that your business model is still new and unproven, as discussed on page 8.
- Your disclosure on page 22 indicates that you may only have sufficient funds to conduct your operations through June 30, 2011. This disclosure appears to contradict other statements throughout your filing related to your capital needs. Please advise or revise accordingly.

Similar concerns apply to all going concern disclosures located throughout your filing.

Summary, page 5

3.   You state that the first test-phase release ("SaaSMAX Alpha,") is expected in the third quarter of 2011. We note that your third fiscal quarter will end on September 30, 2011. Please tell us whether you continue to expect to release SaasMAX Alpha during your third quarter. To the extent you do not anticipate the first test-phase release during your third quarter, please revise your document to disclose this as well as when you anticipate the first test-phase release as.

Risk Factors, page 7

General

4.   We note your response to prior comment 13. Please include risk factor disclosure informing potential investors of any conflicts that may arise between Critical Digital Data Solutions and your SaaSMAX. You should identify and describe the possible conflicts, the potential adverse effects such conflicts could have on your operations and how you intend to resolve such conflicts should they arise. In providing such disclosure, you should be sure to take into account that Ms. Moskowitz is the chief executive officer, chairman and only director of SaasMax.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operation, page 19

5.   You should revise your document to clarify what is meant by "the first three months." It is unclear how this period is calculated (i.e. when does it begin and end).

6.   We note that your Plan of Operation describes the development of your business through June 30, 2012. Your discussion under the caption "Financing Needs" on page 22, however, states that including the net proceeds from the private placement stock offering,

you may only have sufficient funds to conduct your operations through June 30, 2011. Given that this amended document was filed in August 2011, please tell us whether you have obtained additional financing and identify the source and amount of that financing.

Capital Resources and Liquidity, page 20

7.   Your disclosures under net cash provided by financing activities is unclear in that you provide amounts for two periods, but identify the same period twice. Please revise accordingly.

Management, page 23

8.   We note your response to prior comment 12. Please disclose the period during which Ms. Moskowitz has served as the chief executive officer of Critical Digital Data Solutions.

Selling Shareholders, page 27

9.   Please expand footnote 1 to your selling shareholders table to indicate whether any of your selling shareholders are affiliates of registered broker-dealers in addition to broker-dealers.

Financial statements for the period ended February 28, 2011

Balance Sheet, page F-3

10.   We note your revision to the statement of stockholders' equity in response to prior comment 18. We further note that the number of shares issued and outstanding disclosed on the balance sheet as of February 28, 2011 on page F-3 does not tie to the number of shares issued in the statement of stockholders' equity for the same period on page F-5. Please revise accordingly.

Financial statements for the period ended June 30, 2011

11.   We note that it appears that your interim financial statements do not include the complete interim period. In this regard, income statements and statements of cash flows for the interim period should include the entire period since the balance sheet as of the end of the preceding fiscal year. Refer to Rule 8-03 of Regulation S-X. Please revise accordingly.

Undertakings, page II-2

12.   Given the nature of your offering (i.e. an offering of securities by existing shareholders) it is unclear why you have included the undertaking set forth in Item 512(a)(6) of Regulation S-K. Please advise or revise you document to include only those undertakings applicable to your offering.

<u>Signatures, page II-3</u>

13.   We refer to prior comment 24. While we note that you have included the signature of your principal accounting officer, you do not include the signature of your principal financial officer as is required by Instruction 1 to Signatures of Form S-1. Please revise your document to include all required signatures.

You may contact Ryan Rohn, Staff Accountant at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, you may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, Mark Shuman at (202) 551-3462. If you require further assistance thereafter, you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via e-mail</u>
         Stanley Moskowitz, Esq.
         The Bingham Law Group